Exhibit 2.3

Telecom Italia Group - Telecom Italia S.p.A. Direction and coordination
Registered Office in Rome at Via della Pineta Sacchetti no. 229
PEC - Certified Electronic Mail: adminpec@timedia.telecompost.it
Share capital 15,902,323.62 euros fully paid up
Tax Code and Rome Business Register Number 12213600153 - VAT
Registration Number 13289460159

SHAREHOLDERS’ MEETING ON 27 APRIL 2015
SUPPLEMENTARY AGENDA

With reference to the Savings Shareholders’ Meeting of Telecom Italia Media S.p.A. convened, with call notice published on 27 March 2015, for 3.00 p.m. on 27 April 2015 for the special meeting (in a single call), in Rozzano (Milan), Viale Toscana 3.

The agenda of the meeting has been supplemented at the request of a shareholder holding savings shares, with legitimate rights to do so in accordance with the law, as follows:

1.
Report and assessment by the Common Representative of the savings Shareholders regarding the announced process of merger by incorporation of TI Media S.p.A. into Telecom Italia S.p.A. as announced in the press release dated 19 February 2015, review of the merger transaction as approved by the Board of Directors with the subsequent resolutions

2.	Prospective merger by incorporation into Telecom Italia S.p.A.: objects of common interest for the savings shareholders

3.
Approval of the method for covering (or allocating) the losses for the 2014 financial year of Telecom Italia Media S.p.A. resolved by the ordinary Shareholders’ meeting of Telecom Italia Media S.p.A. on 30 April 2015

4.
Approval of the resolution to approve the plan for merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A., to be made by the Extraordinary Meeting of the Shareholders of Telecom Italia Media S.p.A. on 30 April 2015

5.	Approval of the report pursuant to article 146, subsection 1(c) of Legislative Decree 58/98

6.
Appointment of the Common Representative of the savings Shareholders and determination of their remuneration for the three-year period 2015-2017 pursuant to article 146, subsection 1(a) of Legislative Decree 58/1998

7.	Resolutions of the shareholders’ meeting regarding the use of the expenses account pursuant to article 146, subsection 1(c) of Legislative Decree 58/1998

The Explanatory Reports pertaining to the new points 3 and 4 of the agenda, prepared by the requesting shareholder, are available at the registered offices of the Company and through the “1INFO” (www.1info.it) storage mechanism, as well as on the website www.telecomitaliamedia.it/ assemblearisparmio.

All remaining terms and information already communicated in the call notice published on 27 March 2015 are confirmed. Said notice is available on the website www.telecomitaliamedia.it/ assemblearisparmio.

The following contact details may be used for information or requests for documentation

•	toll-free number 800020220 (for calls from inside Italy)
•	telephone +39 011 2293603 (for calls from outside Italy)
•	e-mail address assemblea.azionisti@telecomitaliamedia.it

Milan 12, April 2015

The Common Representative of the savings Shareholders Avv. Carlo Aime